Mail Stop 4561

      					January 18, 2007


Brian Ross
Accelerize New Media, Inc.
6477 Highway 93 South
Suite 303
Whitefish, Montana  59937

Re:	Accelerize New Media, Inc.
	Registration Statement on Form SB-2
	Filed December 22, 2006
      File No. 333-139586

Dear Mr. Ross:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. We note that the offering will be made at fixed or negotiated prices. However, as long as there is no market for your shares, the prospectus must include a fixed price or a range in reliance on Rule
430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(a)(8) of Regulation S-B. Please revise the prospectus, including the cover page, accordingly. We note disclosure in footnote (1) to the registration fee table indicating that the selling shareholders will sell their shares at a fixed price of $0.15 per share until the common stock is quoted on the OTCBB.

Our Company, page 3

3. Assuming the TDRG Acquisition is closed, please revise this section to more clearly describe what appears, based on disclosure elsewhere in the prospectus, to be your three lines of business: online advertising through your content networks, sales of map software, and debt settlement referrals. Please briefly describe the relative importance of each of these businesses, based on your pro forma financial information. Please provide similar disclosure in "Business Overview" section on page 16.
4. With respect to your content networks, please disclose whether you generate any of the content in these networks or if it is all obtained through publicly available information and contractual partners.
5. Please include examples of your most important portals.

Market Trends, page 19
6. Please include disclosure regarding competitive trends, including the increase in competition in the on-line advertising business.

Executive Compensation, page 37
7. Please update your disclosure to comply with revised Item 402 of
Regulation S-B. For guidance, refer to Securities Act Release No. 33-8732 (published August 29, 2006) and the Division of
Corporation
Finance`s Transition Questions and Answers, which are available at www.sec.gov.

Financial Statements and Notes
8. Please continue to monitor the updating requirements of Item
310(g) of Regulation S-B.

Accelerize New Media, Inc.

Pro Forma Statements of Operations
9. Tell what consideration was given to including pro forma earnings per share and weighted average shares outstanding in your pro forma statements of operations.

Note 1: Description of Transaction and Basis of Presentation, page
F-6
10. You expect to acquire the accounts receivable and substantially all intangible assets of The Debt Reduction Group, LLC ("DRG") in consideration of issuing 3,500,000 shares of your common stock to the managing members of DRG as well as granting 500,000 warrants to certain of DRG`s employees which may be earned based upon certain milestones. Please expand your disclosure to include the total aggregate purchase price for DRG. In addition, clarify how you determined the value assigned to the equity interests issuable as part of the transaction. Reference is made to paragraphs 6 and 23 of
SFAS 141.

Note 2:  Unaudited Pro Forma Adjustments, page F-6
11. You have recorded a pro forma adjustment to increase intangible assets by $111,094. Please disclose the nature of the intangible assets acquired and the respective useful lives.
12. It does not appear that you have made an adjustment to your pro forma statements of operations to disclose amount of amortization expense that would be incurred related to amortizable intangible assets acquired in the acquisition of DRG. Please advise us or revise accordingly.

Nine Months Ended September 30, 2006

Note 4:  Stockholders` Equity, page F-17

Preferred Stock
13. Consider expanding your disclosure to include the relevant terms of your Series A Preferred Stock consistent with the disclosures included on page 24 of your MD&A.

Warrants
14. We note that in connection with the issuance of preferred stock the Company issued warrants to the purchasers. We also note the total net proceeds from the transaction appear to be allocated to the preferred stock line item in your financial statements. Generally proceeds from the issuances of convertible securities with other equity securities (i.e., warrants) should be allocated between the preferred stock and the other securities issued based on the relative fair values of the components. In your situation, it is not clear if you allocated a portion of the proceeds to the value of the warrants issued which should be included in additional paid-in capital. Please advise us or revise your accounting and disclosures accordingly.

Audited Financial Statements of Accelerize New Media, Inc.

Note 1:  Description of Business and Basis of Presentation, page
F-25
15. You were formed through the combination of the business operations of EDGAR index and MapGui, both of which were private business entities of the Company`s current management team. Please tell us and consider disclosing how you accounted for this formation transaction and your basis in GAAP for your treatment. In addition, it appears the predecessor information represents the operations of
Accelerize as a sole proprietorship. Clarify the timing of the formation transactions and explain why your presentation of the historical information of Accelerize as a sole proprietorship is appropriate given your accounting treatment for the formation transaction.

Debt Reduction Group Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-46

Revenue Recognition
16. We note the Company earns its fees upon payment to the debt settlement agency within the first eight months of the debt solution program assuming that all consumers will make all payments. Given the monthly payments by consumers are usually over a period ranging between 1 to 3 years, please advise how you earn your fees within the first eight months. Tell us what your exposure is to refunds subsequent to the eight month period, if any and expand your disclosure to quantify actual refunds made for each fiscal year.

Part II.

Exhibit 5.1
17. We note that the draft opinion indicates that the registration statement covers an aggregate of 19,826,519 shares of common stock.
This amount is inconsistent with the registration statement fee table and the prospectus cover page, which reflect an aggregate of 16,826,519 shares. Please revise as appropriate to reconcile the two amounts.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Wilson Lee at 202-551-3468 or Cicely
LaMothe,
Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	J. Truman Bidwell, Esq. (via facsimile)
	Sullivan & Worcester, LLP


Brian Ross
Accelerize New Media, Inc.
January 18, 2007
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